[Restore Medical, Inc. Letterhead]
VIA EDGAR
May 12, 2006
Securities and Exchange Commission
Judiciary Plaza
100 F Street N.E.
Washington, DC 20549

Re:	Restore Medical, Inc. Registration Statement on Form S-1 (File No. 333-132368)
Ladies and Gentlemen:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Restore Medical, Inc. (the “Registrant”) respectfully requests that the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated to 4:00 p.m. on May 16, 2006 (Washington, D.C. time), or as soon thereafter as is practicable.
     The Registrant acknowledges that (1) it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the public offering of the securities specified in the Registration Statement; (2) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (3) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (4) it may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
RESTORE MEDICAL, INC.
/s/ J. Robert Paulson, Jr.
J. Robert Paulson, Jr.
President and Chief Executive Officer

DEUTSCHE BANK SECURITIES INC.
60 Wall Street
New York, New York 10005
May 12, 2006
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Restore Medical, Inc.
Registration Statement on Form S-1
Registration Number 333-132368
Ladies and Gentlemen:
     We are acting as the representative of the underwriters of the proposed offering of 4,000,000 shares of common stock of Restore Medical, Inc. (the “Company”) covered by the above-referenced Registration Statement.
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby join in the request of the Company to accelerate the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. (Washington D.C. time) on May 16, 2006, or as soon thereafter as practicable.
     We wish to advise you that pursuant to Rule 460 under the Securities Act we have made approximately the following distribution of the Preliminary Prospectus, dated May 8, 2006, through the date hereof:

Underwriters	2,200
Institutions and Individuals	1,725

Total	3,925
     We wish to advise you that in connection with the Company’s reverse stock split, effective today, and the subsequent filing of Amendment No. 4, we will be distributing the prospectus contained therein to each investor who has received such Preliminary Prospectus.
     This is to further advise you that we have and will continue to comply with Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended, with regard to the Preliminary Prospectus and any amended preliminary prospectus.
     Thank you for your attention to this matter.

Very truly yours, DEUTSCHE BANK SECURITIES INC. By: DEUTSCHE BANK SECURITIES INC.
By:	/s/ Lee Stettner
Name: Lee Stettner
Title: Managing Director